ITEM 6. (a)

                                   EXHIBIT 11

        STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
    (DOLLARS IN THOUSANDS, EXCEPT FOR NET INCOME PER SHARE)

                                                SIX MONTHS ENDED
                                                    JUNE 30,
                                               ------------------
                                                 2001      2000
                                               --------  --------
Net income                                     $ 15,897  $ 13,473
Less:  Preferred stock dividends                     83        85
                                               --------  --------
Net income applicable to common stock          $ 15,814  $ 13,388

Weighted average common shares outstanding-
  basic and diluted                             935,407   937,865

Net income per common share-basic and diluted  $  16.91  $  14.27


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